RECEIVED

2006 DEC 14 P 1:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 8, 2006


06019238

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated December 8, 2006 [English translation].

**Sumitomo Corporation**
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

FOR IMMEDIATE RELEASE

December 8, 2006

Company Name: Sumitomo Corporation
Name of Representative: Motoyuki Oka, President and CEO
Company Code: 8053, Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba, Corporate Communications Dept. (Tel.+81-3-5166-3089)

## Sumitomo Corporation Announces Results of Tender Offer and Change in Consolidated Subsidiaries

Sumitomo Corporation (hereinafter referred to as the "Company") today announced the results of a tender offer for common stock of Sumisho Lease Co., Ltd. (Company Code: 8592, Tokyo Stock Exchange (TSE), 1st Section, hereinafter referred to as "Sumisho Lease"), which commenced on October 31, 2006 based on the resolution of the Company's Board of Directors held on October 13, 2006, and concluded on December 7, 2006.

The Company also announced that as a result of the tender offer (hereinafter referred to as the "Tender Offer"), Sumisho Lease will become a consolidated subsidiary of the Company.

### I. Results of the Tender Offer

1. Summary of the Tender Offer (Announced on October 13, 2006)

(1) Name of the target company: Sumisho Lease Co., Ltd.

(2) Class of shares, etc. to be purchased: Common stock

(3) Tender offer period (the "Tender Offer Period"): From Tuesday, October 31, 2006 to Thursday, December 7, 2006 (38 days)

(4) Tender offer price: ¥7,000 per share

2. Results of the Tender Offer

(1) Results of the tender

| | |
|---|---|
| Total number of shares originally planned to be purchased: | 27,560,655 shares |
| Total number of shares tendered: | 26,177,722 shares |
| Total number of shares purchased: | 26,177,722 shares |

(2) Summary of the Tender Offer results

As stated in the public notification of commencement of the Tender Offer and the Tender Offer Registration Statement as of October 31, 2006, the company purchases all the shares tendered.

| Total number of applying shareholders | Total number of shares tendered | Total number of shares purchased | Total number of shares to be returned |
|---|---|---|---|
| 1,310 | 26,177,722 shares | 26,177,722 shares | nil |

(3) Calculation method for the tender offer on a pro-rata basis:

N/A

(4) Number of shares held and shareholding ratio after the Tender Offer

| Number of shares held by the Company prior to the Tender Offer: | 15,714,003 shares (shareholding ratio of 36.21%) |
|---|---|
| Number of shares held by the Company subsequent to the Tender Offer: | 41,891,725 shares (shareholding ratio of 96.54%) |

(Note 1) The shareholding ratio prior to the Tender Offer is calculated based on the total number of 43,396,595 outstanding shares of Sumisho Lease as of March 31, 2006.

(Note 2) The shareholding ratio subsequent to the Tender Offer is calculated based on 43,391,258 total number of shares, which is calculated by (a) deducting 121,937 treasury shares held by Sumisho Lease as of March 31, 2006 from, and (b) adding 116,600 shares of the Target Company issued or transferred from April 1, 2006 to the expiration date of the Tender Offer Period upon the exercise of the new share acquisition rights in the form of the Target Company's stock options to, the total number of 43,396,595 outstanding shares of Sumisho Lease as of March 31, 2006.

(5) Funds required for purchase: ¥183,244 million

3. Method and commencement date of settlement

(1) Name and location of head office of securities company/banks, etc. in charge of settlement:

Nomura Securities Co., Ltd. (the "Tender Offer Agent")

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2) Commencement date of settlement (the "Commencement Date of Settlement")

Thursday, December 14, 2006

(3) Method of settlement

A notice of purchase will be mailed to the addresses of the applying shareholders (or the standing proxies for non-Japanese shareholders) without delay after the end of the Tender Offer Period.

Payment for the shares will be made in cash. The Tender Offer Agent will, in accordance with the applying shareholders' instructions, remit the purchase price without delay after the Commencement Date of Settlement to the accounts designated by the applying shareholders (or the standing proxies for non-Japanese shareholders) or pay at the head office or branch offices of the Tender Offer Agent.

4. Places where a copy of the Tender Offer Report is available to public:

| | |
|---|---|
| Sumitomo Corporation | 8-11, Harumi 1-chome, Chuo-ku, Tokyo |
| The Tokyo Stock Exchange, Inc. | 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo |
| The Osaka Securities Exchange Co., Ltd. | 8-16, Kitahama 1-chome, Chuo-ku, Osaka |

II. Change in Consolidated Subsidiaries

As a result of the Tender Offer, Sumisho Lease will become a consolidated subsidiary of the Company as of December 14, 2006.

1. Description of the subsidiary

| | |
|---|---|
| (1) Corporate name: | Sumisho Lease Co., Ltd. |
| (2) Representative: | President, Hideki Yamane |
| (3) Address of the head office: | 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan |
| (4) Date of incorporation: | January 12, 1948 |
| (5) Main business: | Leasing Business |
| (6) Fiscal year end: | March 31 |
| (7) Number of employees: | 852 (on a consolidated basis, as of March 31, 2006) |
| (8) Amount of common stock: | ¥14,760 million (as of March 31, 2006, taken from the unconsolidated balance sheets in the 44th Fiscal Year Annual Securities Report filed by Sumisho Lease on June 22, 2006) |
| (9) Total number of outstanding shares: | 43,396,595 shares (as of March 31, 2006) |

(10) Major shareholders and shareholding ratios (as of March 31, 2006):

Sumitomo Corporation: 36.21%

STB Leasing Co., Ltd.: 8.13%

Sumitomo Life Insurance Company: 5.09%

The Master Trust Bank of Japan, Ltd. (Trust accounts): 3.87%

Japan Trustee Services Bank, Ltd. (Pension trust account for the Sumitomo Trust & Banking Co., Ltd.): 3.38%

Japan Trustee Services Bank Ltd. (Trust accounts): 2.33%

The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing agent: Mizuho Corporate Bank): 2.20%

Goldman Sachs International (Standing agent: Goldman Sachs (Japan) Ltd.): 1.11%
Mellon Bank Treaty Clients Omnibus (Standing agent: The Hongkong and Shanghai Banking Corporation Ltd.): 1.08%
Morgan Stanley and Company Inc. (Standing agent: Morgan Stanley Securities): 0.97%

(Note 1) Since the number of shares held by fiduciaries, such as trust and banking companies, cannot be fully determined, the numbers of shares held by them are described based on the shareholder register.

(Note 2) From The Sumitomo Trust and Banking Co., Ltd., Sumisho Lease has received a copy of the "Change Report Relating to Substantial Shareholding Report" dated August 11, 2005, and the "Amendment Report of aforementioned Change Report" dated November 11, 2005, which were respectively filed with the Director General of the Kinki Finance Bureau by The Sumitomo Trust and Banking Co., Ltd. These reports indicated that The Sumitomo Trust and Banking Co., Ltd. owned 2,119 thousand shares (the holding ratio of share certificates, etc being 4.89%) as of July 31, 2005. However, as Sumisho Lease cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 3) From Barclays Global Investors Japan Trust & Banking Co., Ltd and another seven joint holders, Sumisho Lease has received a copy of the "Substantial Shareholding Report" dated April 13, 2006, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 2,478 thousand shares (the holding ratio of share certificates, etc being 5.71%) as of March 31, 2006. However, since Sumisho Lease cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 4) The "Major shareholders and shareholding ratios," described in (10) above, is taken from the 44th Fiscal Year Annual Securities Report filed by Sumisho Lease on June 22, 2006.

(11) Business results for the latest two fiscal years (on a consolidated basis)

| (Fiscal Year Ended) | March 2005 | March 2006 |
|---|---|---|
| Revenues | 430,872 | 450,482 |
| Gross Profit | 35,924 | 39,998 |
| Operating Income | 21,861 | 25,731 |
| Ordinary Income | 24,714 | 28,363 |
| Net Income | 15,158 | 17,080 |
| Total Assets | 1,211,452 | 1,380,582 |
| Net Assets | 89,719 | 118,084 |
| Cash Dividends Per Share | 30.00 Yen | 40.00 Yen |

(Unit: Yen in millions except Cash Dividends Per Share information)

2. Effective date of change in subsidiaries:

Thursday, December 14, 2006 (Scheduled)

III. Prospects after the Tender Offer

Since the Company intends to make Sumisho Lease its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) (hereinafter referred to as the "Exchange of Shares") in August 2007 for cash consideration for the shares of Sumisho Lease that the Company was unable to acquire through the Tender Offer (excluding the shares already held by the Company) subject to the approvals of the general meetings of shareholders of the Company and Sumisho Lease (if the Exchange of Shares is deemed to be a simplified share exchange (*kan'i kabushiki kokan*) or a short-form share exchange (*ryakushiki kabushiki kokan*), approvals of the general meetings of shareholders may not be needed).

The shares of Sumisho Lease will be delisted through the delisting procedures of the Tokyo Stock Exchange and the Osaka Securities Exchange (if the Exchange of Shares is implemented, the shares of Sumisho Lease will also be delisted). After delisting, the shares of Sumisho Lease will not be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

After Sumisho Lease becomes a wholly owned subsidiary of the Company, Sumisho Lease plans to merge with SMBC Leasing Company, Limited on October 1, 2007.

As described above, Sumisho Lease will become a consolidated subsidiary of the Company. The business forecast for the Company for the year ended March 31, 2007 is not revised as a result of the Tender Offer and the change in consolidated subsidiaries.

End of Document